Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Zhone Technologies, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of Zhone Technologies, Inc. of our reports dated March 6, 2008, with respect to the consolidated balance sheets of Zhone Technologies, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007, which reports appear in the December 31, 2007 annual report on Form 10-K of Zhone Technologies, Inc.

Our report dated March 6, 2008 refers to an accounting change as a result of the adoption of SFAS No. 123(R), Share-Based Payment, applying the modified prospective method at the beginning of fiscal year 2006.

/s/ KPMG LLP
Mountain View, California
March 6, 2008